March 8, 2021

VIA EDGAR CORRESPONDENCE

Tetyana Aldave

Attorney Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust II
Pre-Effective Amendment No. 1 to the Registration Statement on Form S-3
Filed February 23, 2021
File No. 333-253088

Dear Ms. Aldave:

We are writing on behalf of ProShares Trust II (the “Trust”) to respond to the Staff’s comment letter dated February 26, 2021, in connection with the Staff’s review of the above-referenced Registration Statement.

The Staff’s inquiries, as well as the Trust’s responses, are set forth below.

1.

Comment: We note that you have added disclosure on page 45 stating that each Fund may invest in exchange traded funds and notes, or ETPs, that seek to track the performance of the Index. Please address the following:

•	Disclose whether or not your current listing standard permits investments in ETPs. If not, disclose the risks associated with making investments that fall outside of your listing standard.

•	Revise your Principal Investment Strategies disclosure on pages 40-41 to describe the circumstances in which a Fund would invest in ETPs.

•	Disclose whether there are any limits on your exposure to ETPs. If not, address whether adding ETP exposure creates the risk of becoming an investment company.

•	Revise the table on page 41 to disclose the anticipated exposure to ETPs in the ordinary course.

•	Include risk factor disclosure addressing the material risks associated with investing in ETPs.

•	Reconcile your reference on page 45 to “exchange traded funds and notes” with your disclosure on page 6 that only refers to exchange traded notes.

Response: We have considered the Staff’s comment and, in light of the fact that ProShares Ultra VIX Short-Term Futures ETF does not have any current intent to invest in exchange-traded notes or other exchange traded products, all references to investing in such products will be removed and the prospectus will be revised accordingly.

2.

Comment: Please also revise your disclosure on pages 40-41 to clarify, if true, that your Ultra Fund has experienced a significant increase in asset size recently and if it were to continue to increase such that it ran into position limits imposed by an exchange or an FCM, how the Fund would adjust its portfolio.

Response: We have enhanced the existing prospectus risk factor disclosure appearing on page 25 in order to address the Staff’s comment.

3.	Comment: Please also quantify the current exchange position limits on the Ultra Fund as compared to the number of futures contracts currently in the portfolio.

Response: We have revised the existing prospectus risk factor disclosure appearing on page 25 in order to address the Staff’s comment.

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We believe that the above responses adequately address the Staff’s inquiries. If you or any other Staff member should have any further inquiries regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/ Robert J. Borzone, Jr.

ProShare Capital Management LLC

Senior Director, Counsel

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